NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
October 29, 2010

Media Contact: Robert Hainey
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Third-Quarter 2010 Financial Results;
Raises Full-Year 2010 Earnings Guidance

Pepco Holdings, Inc. (NYSE: POM) today reported third quarter 2010 earnings from continuing operations of $21 million, or 9 cents per share, compared to $104 million, or 47 cents per share, in the third quarter of 2009. Excluding special items (as described below under the heading "Special Items"), earnings from continuing operations for the third quarter of 2010, would have been $116 million, or 52 cents per share compared to $77 million, or 35 cents per share, for the third quarter of 2009. The weighted average number of basic shares outstanding for the third quarter of 2010 was 224 million compared to 221 million for the third quarter of 2009.

The increase in earnings from continuing operations in the third quarter of 2010, as compared to the 2009 quarter, excluding special items, was driven by higher distribution revenue (primarily due to higher sales caused by warmer weather as well as higher distribution rates in certain jurisdictions), higher transmission revenue (primarily due to higher transmission rates), lower interest expense (primarily due to the redemption of parent company debt with the proceeds from the sale of the Conectiv Energy wholesale generation business), and favorable income tax adjustments.

"Our earnings from continuing operations for the quarter reflect strong Power Delivery results driven by our infrastructure investments, regulatory outcomes, and the impact of hot summer weather on electric distribution sales. Lower interest expense also contributed to higher earnings," said Joseph M. Rigby, Chairman, President and Chief Executive Officer. "The pay down of Pepco Holdings debt with the proceeds from the Conectiv Energy transaction lowered interest expense and strengthened our balance sheet." Rigby added, "During the quarter, we reached key milestones for several significant projects. The PJM Board reaffirmed the need for our Mid-Atlantic Power Pathway transmission project with a new completion date of 2015, and Pepco received approval from the Maryland Public Service Commission to proceed with the deployment of advanced metering infrastructure. We also initiated our enhanced reliability plan in our Pepco region, with our other regions soon to follow. Projects such as these are important components of our strategy to provide value to our customers and investors."

For the nine months ended September 30, 2010, earnings from continuing operations were $125 million, or 56 cents per share, compared to $184 million, or 84 cents per share, for the same period in the prior year. Excluding special items (as described below under the heading "Special Items"), earnings from continuing operations for the nine months ended September 30, 2010, would have been $220 million, or 99 cents per share, compared to $149 million, or 68 cents per share, for the first nine months of 2009. The weighted average number of basic shares outstanding for the nine months ended September 30, 2010 was 223 million compared to 220 million for the same period in the prior year.

The increase in earnings from continuing operations for the nine months ended September 30, 2010, compared to earnings for the same period in the prior year, excluding special items, was driven by higher distribution revenue (primarily due to higher distribution rates in certain jurisdictions, growth in the number of customers, an increase in customer usage, and higher sales caused by warmer weather), higher transmission revenue (primarily due to higher transmission rates and the accrual of true-ups for the prior rate year), and favorable income tax adjustments.

Discontinued Operations

On April 20, 2010, the Board of Directors of Pepco Holdings approved a plan for the disposition of Conectiv Energy. The plan consists of the sale of the wholesale power generation business, which was completed on July 1, 2010, and the liquidation of all of Conectiv Energy's remaining assets and businesses. As a result of the plan of disposition, Conectiv Energy's results of operations for the 2010 and 2009 quarterly and year-to-date periods are reported as discontinued operations.

Year-to-date, Pepco Holdings has incurred an after-tax loss of $126 million from discontinued operations. Upon completion of the liquidation of Conectiv Energy's remaining contracts and assets, Pepco Holdings currently expects the overall after-tax loss on the Conectiv Energy disposition will be in the range of $110 million to $125 million.

Earnings Guidance

Pepco Holdings is raising its 2010 earnings guidance range to $1.00 to $1.10 per share from $0.80 to $0.95 per share. The revised guidance range represents strong Power Delivery operating performance through the first nine months of 2010, including the impact of hot summer weather on electric distribution revenue in certain jurisdictions, partially offset by the effects of a much higher level of storm activity in 2010, compared to 2009. Pepco Holdings is also reaffirming its 2011 earnings outlook range of $1.10 to $1.30 per share. The guidance and outlook ranges exclude the results of discontinued operations and the impact of any special, unusual, or extraordinary items.

Recent Events

Power Delivery

- On October 13, 2010, PJM Interconnection (PJM) reaffirmed the need for the Mid-Atlantic Power Pathway (MAPP) transmission project with a one-year delay in the in-service date. The PJM Board requested that efforts relating to MAPP continue, including permitting and state regulatory proceedings, to meet an in-service date of June 1, 2015. The estimated total cost of the project remains $1.2 billion.

- In October 2010, Pepco began installing advanced meters in the District of Columbia. The 15-month meter exchange program is the first step in building a smart power grid in the District of Columbia that will help customers better manage their energy use and costs and improve customer service and reliability. As approved by the District of Columbia Public Service Commission, a regulatory asset has been established to assure recovery of, and a return on, advanced metering infrastructure (AMI) costs between rate cases.

- Power Delivery electric sales were 14,816 gigawatt hours (GWhs) in the third quarter of 2010 compared to 13,709 GWhs for the same period last year. Cooling degree days (electric service territory) increased by 36% for the three months ended September 30, 2010, compared to the same period in 2009. Weather-adjusted electric sales were 13,956 GWhs in the third quarter of 2010 compared to 13,782 GWhs for the same period last year, an increase of 1%. Due to the adoption of distribution revenue decoupling mechanisms in Maryland and the District of Columbia, approximately 66% of forecasted 2010 electric distribution revenue is not affected by weather.

Regulatory Matters

- On August 13, 2010, the Maryland Public Service Commission (MPSC) authorized Pepco to proceed with the deployment of its AMI proposal and with the development of a dynamic pricing mechanism. AMI deployment is subject to the implementation of an MPSC-approved customer education/communication plan.

- On August 6, 2010, the MPSC approved an $8 million annual increase in Pepco's electric distribution base rates based on a 9.83% return on equity. The new rates were effective July 29, 2010. On September 2, 2010, Pepco filed with the MPSC a motion for reconsideration of the following issues: (1) denial of inclusion in rate base of certain reliability plant investments, which occurred subsequent to the test period but before the rate effective period; (2) denial of Pepco's request to increase depreciation rates to reflect a corrected formula relating to the cost of removal expenses; and (3) imposition of imputed cost savings to partially offset the costs of Pepco's enhanced vegetation management program.

Pepco Energy Services

- On September 2, 2010, Pepco Energy Services signed an energy savings and renewable energy performance contract with the Maryland Aviation Administration. The $21 million project includes the design and implementation of energy conservation measures that will improve the overall energy efficiency of more than 30 airport buildings, including the main terminal at the Baltimore/Washington International Thurgood Marshall Airport. Pepco Energy Services will also install more than one acre of solar power generation equipment on the roof of the daily parking garage. Construction began in September 2010 and is scheduled to be completed in December 2011.

Financing

- On October 27, 2010, Pepco Holdings secured two 364-day credit facilities totaling $200 million to replace the $400 million 364-day credit facility that expired in October 2010 and the $50 million 18-month facility that expires in November 2010. The new facilities are $250 million less than the expiring facilities due to lower liquidity and collateral requirements as a result of the continued exit of the retail energy business and the disposal of the Conectiv Energy segment.

- On October 1, 2010, Pepco Holdings issued $250 million of 2.7% notes due October 1, 2015. A portion of the proceeds was used on October 13, 2010 to repurchase $40 million of Pepco Holdings 6.125% notes due 2017. The remaining proceeds will be used in November 2010 to redeem $200 million of Pepco Holdings 6.0% notes due 2019 and $10 million of Pepco Holdings 5.9% notes due 2016.

- On September 17, 2010, Pepco Holdings filed a shelf registration statement with the Securities and Exchange Commission to replace an exiting shelf registration statement that expired in August 2010. In the new filing, Pepco Holdings registered debt and equity securities and each of its utility subsidiaries registered debt securities.

Further details regarding changes in consolidated earnings between 2010 and 2009 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended September 30, 2010 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

Management believes the special items shown below are not representative of the company's ongoing business operations.

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings from Continuing Operations – Millions of dollars	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Reported (GAAP) Net Earnings from Continuing Operations	$21	$104	$125	$184
Special Items:				
• Debt extinguishment costs, including treasury lock hedge	81	–	81	–
• Restructuring charge	8	–	8	–
• Effects of Pepco divestiture-related claims	6	–	6	–
• Mirant bankruptcy settlement (net of customer sharing)	–	(16)	–	(24)
• Maryland income tax benefit, net of fees	–	(11)	–	(11)
Net Earnings from Continuing Operations, Excluding Special Items	$116	$77	$220	$149

Earnings per Share from Continuing Operations	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Reported (GAAP) Earnings per Share from Continuing Operations	$0.09	$0.47	$0.56	$0.84
Special Items:				
• Debt extinguishment costs, including treasury lock hedge	0.36	–	0.36	–
• Restructuring charge	0.04	–	0.04	–
• Effects of Pepco divestiture-related claims	0.03	–	0.03	–
• Mirant bankruptcy settlement (net of customer sharing)	–	(0.07)	–	(0.11)
• Maryland income tax benefit, net of fees	–	(0.05)	–	(0.05)
Earnings per Share from Continuing Operations, Excluding Special Items	$0.52	$0.35	$0.99	$0.68

Conference Call for Investors

Pepco Holdings Inc. will host a conference call to discuss third quarter results on Friday, Oct. 29 at 10 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-888-396-2356 before 9:55 a.m. The pass code for the call is 87208435. International callers may access the call by dialing 1-617-847-8709, using the same pass code, 87208435. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 32742742. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 32742742. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the Mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey. PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI also provides retail energy savings and renewable services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to understand further the results and prospects of PHI.

Pepco Holdings, Inc.

Earnings Per Share Variance
2010 / 2009

	3rd Quarter				
	Power Delivery	**Pepco Energy Services**	**Other Non-Regulated**	**Corporate and Other**	**Total PHI**
2009 Net Income/(Loss) (GAAP) – Continuing Operations 1/	$ **0.43**	$ **0.06**	$ **0.03**	$ **(0.05)**	$ **0.47**
2009 Special Items 2/					
• Mirant Settlement, net of customer sharing – MD jurisdiction	(0.07)	–	–	–	(0.07)
• Maryland Income Tax Benefit, net of fees	(0.05)	–	–	–	(0.05)
2009 Net Income/(Loss) excluding Special Items	0.31	0.06	0.03	(0.05)	0.35
Change from 2009 Net Income/(Loss) excluding Special Items					
Regulated Operations					
• Distribution Revenue					
- Weather (estimate)**3/**	0.04	–	–	–	0.04
- Rate Increases (Pepco/DC, DPL/MD & DE and ACE)	0.04	–	–	–	0.04
- Other Distribution Revenue (primarily customer usage/customer growth)	0.01	–	–	–	0.01
• Network Transmission Revenue	0.03	–	–	–	0.03
• Standard Offer Service Margin	0.01	–	–	–	0.01
• Operation & Maintenance	(0.02)	–	–	–	(0.02)
• Depreciation	(0.01)	–	–	–	(0.01)
• Other, net	0.01	–	–	–	0.01
Pepco Energy Services					
• Retail Energy Supply	–	(0.02)	–	–	(0.02)
• Energy Services	–	(0.02)	–	–	(0.02)
Other Non-Regulated					
• Financial investment portfolio	–	–	0.01	–	0.01
Corporate and Other	–	–	–	–	–
Net Interest Expense	–	0.01	–	0.03	0.04
Income Tax Adjustments	(0.01)	–	–	0.06	0.05
2010 Net Income/(Loss) excluding Special Items – Continuing Operations	**0.41**	**0.03**	**0.04**	**0.04**	**0.52**
2010 Special Items 2/					
• Restructuring Charge	(0.04)	–	–	–	(0.04)
• Effects of Pepco divestiture-related claims	(0.03)	–	–	–	(0.03)
• Debt Extinguishment Costs	–	–	–	(0.36)	(0.36)
2010 Net Income/(Loss) (GAAP) – Continuing Operations 4/	$ **0.34**	$ **0.03**	$ **0.04**	$ **(0.32)**	$ **0.09**
Discontinued Operations:					
Conectiv Energy	–	–	–	(0.01)	(0.01)
Total PHI 2010 Net Income	**$ 0.34**	$ **0.03**	$ **0.04**	$ **(0.33)**	$ **0.08**

1/ The 2009 weighted average number of basic shares outstanding was 221 million.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The impact of 20-year average weather on earnings would have been an increase in earnings of $.02 per share.

4/ The 2010 weighted average number of basic shares outstanding was 224 million.

Pepco Holdings, Inc.

Earnings Per Share Variance
2010 / 2009

		Power Delivery		Pepco Energy Services		Other Non-Regulated		Corporate and Other		Total PHI
					Year-to-Date					
2009 Net Income/(Loss) (GAAP) – Continuing Operations 1/	$	**0.76**	$	**0.15**	$	**0.10**	$	**(0.17)**	$	**0.84**
2009 Special Items 2/										
• Mirant Settlement, net of customer sharing		(0.11)		–		–		–		(0.11)
• Maryland Income Tax Benefit, net of fees		(0.05)		–		–		–		(0.05)
2009 Net Income/(Loss) excluding Special Items		0.60		0.15		0.10		(0.17)		0.68
Change from 2009 Net Income/(Loss) excluding Special Items										
Regulated Operations										
• Distribution Revenue										
- Weather (estimate)3/		0.05		–		–		–		0.05
- Rate Increases (Pepco/DC, DPL/MD & DE and ACE)		0.08		–		–		–		0.08
- Other Distribution Revenue (primarily customer usage/customer growth)		0.05		–		–		–		0.05
• Network Transmission Revenue		0.07		–		–		–		0.07
• ACE Basic Generation Service (primarily unbilled revenue)		0.04		–		–		–		0.04
• Standard Offer Service Margin		0.01		–		–		–		0.01
• Operation & Maintenance		(0.04)		–		–		–		(0.04)
• Depreciation		(0.03)		–		–		–		(0.03)
• Other, net		0.03		–		–		–		0.03
Pepco Energy Services										
• Retail Energy Supply		–		(0.01)		–		–		(0.01)
• Energy Services		–		(0.02)		–		–		(0.02)
Other Non-Regulated		–		–		–		–		–
Corporate and Other		–		–		–		0.01		0.01
Net Interest Expense		0.01		0.02		–		–		0.03
Income Tax Adjustments		(0.07)		–		(0.01)		0.12		0.04
Dilution		(0.01)		–		–		0.01		–
2010 Net Income/(Loss) excluding Special Items – Continuing Operations		**0.79**		**0.14**		**0.09**		**(0.03)**		**0.99**
2010 Special Items 2/										
• Restructuring Charge		(0.04)		–		–		–		(0.04)
• Effects of Pepco divestiture-related claims		(0.03)		–		–		–		(0.03)
• Debt Extinguishment Costs		–		–		–		(0.36)		(0.36)
2010 Net Income/(Loss) (GAAP) – Continuing Operations 4/	$	**0.72**	$	**0.14**	$	**0.09**	$	**(0.39)**	$	**0.56**
Discontinued Operations:										
Conectiv Energy		–		–		–		(0.56)		(0.56)
Total PHI 2010 Net Income	**$**	**0.72**	$	**0.14**	$	**0.09**	$	**(0.95)**	$	**–**

1/ The 2009 weighted average number of basic shares outstanding was 220 million.

2/ Management believes the special items are not representative of the company's ongoing business operations.

3/ The impact of 20-year average weather on earnings would have been an increase in earnings of $.02 per share.

4/ The 2010 weighted average number of basic shares outstanding was 223 million.

SEGMENT INFORMATION

	Three Months Ended September 30, 2010				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 1,600	$ 457	$ 15	$ (5)	$ 2,067
Operating Expenses (b) (c)	1,418 (d)	442	–	(5)	1,855
Operating Income	182	15	15	–	212
Interest Income	–	–	–	–	–
Interest Expense	51	3	2	12	68
Loss on Extinguishment of Debt	–	–	–	135	135
Other Income (Expense)	6	–	(1)	1	6
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit)	61	4	2	(73) (e)	(6)
Net Income (Loss) from Continuing Operations	76	8	9	(72)	21
Total Assets	10,569	617	1,524	1,325	14,035
Construction Expenditures	$ 178	$ 2	$ –	$ 4	$ 184

(a) Total Assets line item in this column includes Pepco Holdings' goodwill balance of $1.4 billion, substantially all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Additionally, Corporate and Other includes intercompany amounts of $(5) million for Operating Revenue, $(2) million for Operating Expense, $(6) million for Interest Income, $(5) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $104 million, consisting of $97 million for Power Delivery, $5 million for Pepco Energy Services and $2 million for Corporate and Other.

(c) Includes restructuring charge of $14 million, consisting of $13 million for Power Delivery and $1 million for Corporate and Other.

(d) Includes $9 million expense related to effects of Pepco divestiture-related claims.

(e) Includes current state tax benefits resulting from the restructuring of certain PHI subsidiaries which have subjected PHI to state income taxes in new jurisdictions.

	Three Months Ended September 30, 2009				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue	$ 1,428	$ 611	$ 13	$ (2)	$ 2,050
Operating Expenses (b)	1,235 (c)	584	–	(4)	1,815
Operating Income	193	27	13	2	235
Interest Income	–	–	1	(1)	–
Interest Expense	53	6	4	22	85
Other Income	3	–	1	1	5
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit)	49	7	3	(8)	51
Net Income (Loss) from Continuing Operations	94 (d)	14	7	(11)	104
Total Assets	10,181	699	1,562	1,427	13,869
Construction Expenditures	$ 138	$ 2	$ –	$ 9	$ 149

(a) Total Assets line item in this column includes Pepco Holdings' goodwill balance of $1.4 billion, substantially all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Additionally, Corporate and Other includes intercompany amounts of $(2) million for Operating Revenue, $(1) million for Operating Expense, $(17) million for Interest Income, $(16) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $93 million, consisting of $84 million for Power Delivery, $4 million for Pepco Energy Services, and $5 million for Corporate and Other.

(c) Includes $26 million gain related to effects of Pepco divestiture-related claims.

(d) Includes $11 million after-tax state income tax benefit, net of fees, related to a change in the tax reporting for the disposition of certain assets in prior years.

	Nine Months Ended September 30, 2010 *(millions of dollars)*				
	Power Delivery	**Pepco Energy Services**	**Other Non-Regulated**	**Corporate and Other (a)**	**PHI Consolidated**
Operating Revenue	$ 4,011	$ 1,480	$ 41	$ (10)	$ 5,522
Operating Expenses (b) (c)	3,583 (d)	1,417	3	(17)	4,986
Operating Income	428	63	38	7	536
Interest Income	1	–	2	(3)	–
Interest Expense	155	13	9	63	240
Other Income (Expense)	15	1	(2)	2	16
Loss on Extinguishment of Debt	–	–	–	135	135
Preferred Stock Dividends	–	–	2	(2)	–
Income Tax Expense (Benefit)	128 (e)	20	8	(104) (f)	52
Net Income (Loss) from Continuing Operations	161	31	19	(86)	125
Total Assets	10,569	617	1,524	1,325	14,035
Construction Expenditures	$ 523	$ 3	$ –	$ 22	$ 548

(a) Total Assets line item in this column includes Pepco Holdings' goodwill balance of $1.4 billion, substantially all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Additionally, Corporate and Other includes intercompany amounts of $(10) million for Operating Revenue, $(7) million for Operating Expense, $(31) million for Interest Income, $(30) million for Interest Expense, and $(2) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $286 million, consisting of $264 million for Power Delivery, $14 million for Pepco Energy Services, $1 million for Other Non-Regulated and $7 million for Corporate and Other.

(c) Includes restructuring charge of $14 million, consisting of $13 million for Power Delivery and $1 million for Corporate and Other.

(d) Includes $11 million expense related to effects of Pepco divestiture-related claims.

(e) Includes $8 million reversal of accrued interest income on uncertain and effectively settled state income tax positions.

(f) Includes $14 million of state tax benefits resulting from the restructuring of certain PHI subsidiaries, partially offset by a charge of $4 million to write off a deferred tax asset related to the Medicare Part D subsidy.

	Nine Months Ended September 30, 2009 *(millions of dollars)*				
	Power Delivery	**Pepco Energy Services**	**Other Non-Regulated**	**Corporate and Other (a)**	**PHI Consolidated**
Operating Revenue	$ 3,895	$ 1,828	$ 40	$ (10)	$ 5,753
Operating Expenses (b)	3,488 (c)	1,757	2	(14)	5,233
Operating Income	407	71	38	4	520
Interest Income	2	1	3	(4)	2
Interest Expense	159	22	11	62	254
Other Income	9	1	2	1	13
Preferred Stock Dividends	–	–	2	(2)	–
Income Tax Expense (Benefit)	92	19	8	(22)	97
Net Income (Loss) from Continuing Operations	167 (d)	32	22	(37)	184
Total Assets	10,181	699	1,562	1,427	13,869
Construction Expenditures	$ 419	$ 8	$ –	$ 19	$ 446

(a) Total Assets line item in this column includes Pepco Holdings' goodwill balance of $1.4 billion, substantially all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Additionally, Corporate and Other includes intercompany amounts of $(10) million for Operating Revenue, $(8) million for Operating Expense, $(61) million for Interest Income, $(60) million for Interest Expense, and $(2) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $265 million, consisting of $242 million for Power Delivery, $13 million for Pepco Energy Services, $1 million for Other Non-Regulated and $9 million for Corporate and Other.

(c) Includes $40 million gain related to effects of Pepco divestiture-related claims.

(d) Includes $11 million after-tax state income tax benefit, net of fees, related to a change in the tax reporting for the disposition of certain assets in prior years.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
	(millions of dollars, except per share data)			
Operating Revenue				
Power Delivery	$ 1,600	$ 1,428	$ 4,011	$ 3,895
Pepco Energy Services	457	611	1,480	1,828
Other	10	11	31	30
Total Operating Revenue	2,067	2,050	5,522	5,753
Operating Expenses				
Fuel and purchased energy	1,319	1,442	3,696	4,167
Other services cost of sales	38	25	85	60
Other operation and maintenance	228	213	636	618
Restructuring charge	14	–	14	–
Depreciation and amortization	104	93	286	265
Other taxes	130	100	327	279
Deferred electric service costs	13	(32)	(69)	(116)
Effects of Pepco divestiture-related claims	9	(26)	11	(40)
Total Operating Expenses	1,855	1,815	4,986	5,233
Operating Income	212	235	536	520
Other Income (Expenses)				
Interest and dividend income	–	–	–	2
Interest expense	(68)	(85)	(240)	(254)
Gain (loss) from equity investments	–	1	(1)	2
Loss on extinguishment of debt	(135)	–	(135)	–
Other income	6	4	17	12
Other expenses	–	–	–	(1)
Total Other Expenses	(197)	(80)	(359)	(239)
Income from Continuing Operations Before Income Tax Expense	15	155	177	281
Income Tax (Benefit) Expense related to Continuing Operations	(6)	51	52	97
Net Income from Continuing Operations	21	104	125	184
(Loss) Income from Discontinued Operations, net of Income Taxes	(4)	20	(126)	10
Net Income (Loss)	17	124	(1)	194
Retained Earnings at Beginning of Period	1,130	1,222	1,268	1,271
Dividends paid on common stock	(61)	(59)	(181)	(178)
Retained Earnings at End of Period	$ 1,086	$ 1,287	$ 1,086	$ 1,287
Basic and Diluted Share Information				
Weighted average shares outstanding (millions)	224	221	223	220
Earnings per share of common stock from Continuing Operations	$ .09	$ .47	$ .56	$ .84
(Loss) Earnings per share of common stock from Discontinued Operations	(.01)	.09	(.56)	.04
Basic and diluted earnings (loss) per share	$ .08	$ .56	$ –	$ .88

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2010	December 31, 2009
	(millions of dollars)	

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 28	$ 44
Restricted cash equivalents	14	11
Accounts receivable, less allowance for uncollectible accounts of $57 million and $44 million, respectively	1,058	1,019
Inventories	140	124
Derivative assets	38	22
Prepayments of income taxes	183	167
Deferred income tax assets, net	43	126
Prepaid expenses and other	65	67
Conectiv Energy assets held for sale	169	346
Total Current Assets	1,738	1,926

INVESTMENTS AND OTHER ASSETS

Goodwill	1,407	1,407
Regulatory assets	1,786	1,801
Investment in finance leases held in trust	1,411	1,386
Income taxes receivable	119	141
Restricted cash equivalents	2	4
Assets and accrued interest related to uncertain tax positions	13	12
Derivative assets	7	16
Other	192	194
Conectiv Energy assets held for sale	7	29
Total Investments and Other Assets	4,944	4,990

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment	11,918	11,431
Accumulated depreciation	(4,389)	(4,190)
Net Property, Plant and Equipment	7,529	7,241
Conectiv Energy assets held for sale	–	1,622
Total Property, Plant and Equipment	7,529	8,863
TOTAL ASSETS	$ 14,211	$ 15,779

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2010	December 31, 2009
	(millions of dollars, except shares)	
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 540	$ 530
Current portion of long-term debt and project funding	75	536
Accounts payable and accrued liabilities	547	574
Capital lease obligations due within one year	7	7
Taxes accrued	116	47
Interest accrued	80	68
Derivative liabilities	77	67
Other	307	282
Liabilities associated with Conectiv Energy assets held for sale	84	191
Total Current Liabilities	1,833	2,302
DEFERRED CREDITS		
Regulatory liabilities	568	613
Deferred income taxes, net	2,553	2,600
Investment tax credits	27	35
Pension benefit obligation	217	290
Other postretirement benefit obligations	414	409
Income taxes payable	8	5
Liabilities and accrued interest related to uncertain tax positions	133	96
Derivative liabilities	35	54
Other	153	147
Liabilities associated with Conectiv Energy assets held for sale	16	19
Total Deferred Credits	4,124	4,268
LONG-TERM LIABILITIES		
Long-term debt	3,598	4,470
Transition bonds issued by ACE Funding	343	368
Long-term project funding	15	17
Capital lease obligations	89	92
Total Long-Term Liabilities	4,045	4,947
COMMITMENTS AND CONTINGENCIES		
EQUITY		
Common stock, $.01 par value – authorized 400,000,000 shares, 224,500,318 and 222,269,895 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,263	3,227
Accumulated other comprehensive loss	(148)	(241)
Retained earnings	1,086	1,268
Total Shareholders' Equity	4,203	4,256
Non-controlling interest	6	6
Total Equity	4,209	4,262
TOTAL LIABILITIES AND EQUITY	$ 14,211	$ 15,779

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Regulated T&D Electric Sales				
Residential	5,871	4,997	14,521	13,219
Commercial and industrial	8,887	8,653	24,315	23,965
Other	58	59	182	185
Total Regulated T&D Electric Sales	14,816	13,709	39,018	37,369
Default Electricity Supply Sales				
Residential	5,553	4,804	13,819	12,770
Commercial and industrial	1,988	2,144	5,492	6,764
Other	20	23	68	71
Total Default Electricity Supply Sales	7,561	6,971	19,379	19,605

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Regulated T&D Electric Revenue				
Residential	$ 231	$ 190	$ 529	$ 464
Commercial and industrial	261	229	668	611
Other	75	63	216	188
Total Regulated T&D Electric Revenue	$ 567	$ 482	$ 1,413	$ 1,263
Default Electricity Supply Revenue				
Residential	$ 705	$ 619	$ 1,644	$ 1,519
Commercial and industrial	214	247	581	739
Other	60	35	155	121
Total Default Electricity Supply Revenue	$ 979	$ 901	$ 2,380	$ 2,379
Other Electric Revenue	$ 19	$ 17	$ 52	$ 54
Total Electric Operating Revenue	$ 1,565	$ 1,400	$ 3,845	$ 3,696

Power Delivery Gas Sales and Revenue	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Regulated Gas Sales (Bcf)				
Residential	-	1	5	6
Commercial and industrial	-	1	3	4
Transportation and other	2	1	5	4
Total Regulated Gas Sales	2	3	13	14
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 9	$ 11	$ 78	$ 103
Commercial and industrial	6	7	44	60
Transportation and other	1	2	5	6
Total Regulated Gas Revenue	$ 16	$ 20	$ 127	$ 169
Other Gas Revenue	$ 19	$ 8	$ 39	$ 30
Total Gas Operating Revenue	$ 35	$ 28	$ 166	$ 199
Total Power Delivery Operating Revenue	$ 1,600	$ 1,428	$ 4,011	$ 3,895

POWER DELIVERY – CUSTOMERS

	September 30, 2010	September 30, 2009
Regulated T&D Electric Customers (in thousands)		
Residential	1,631	1,614
Commercial and industrial	198	197
Other	2	2
Total Regulated T&D Electric Customers	1,831	1,813
Regulated Gas Customers (in thousands)		
Residential	113	113
Commercial and industrial	10	9
Transportation and other	-	-
Total Regulated Gas Customers	123	122

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	**2009**	**2010**	**2009**
Heating Degree Days	3	20	2,596	2,866
20 Year Average	31	33	2,729	2,728
Percentage Difference from Average	-90%	-39%	-5%	5%
Percentage Difference from Prior Year	-85%		-9%	
Cooling Degree Days	1,217	894	1,828	1,240
20 Year Average	928	922	1,281	1,278
Percentage Difference from Average	31%	-3%	43%	-3%
Percentage Difference from Prior Year	36%		47%	

PEPCO ENERGY SERVICES

Operating Summary (Millions of dollars)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2010	2009	2010	2009
Retail Electric Sales (GWh)	2,840 [3]	4,619	9,256 [3]	14,007
Retail Energy Supply [1]				
Operating Revenue [2]	$ 409	$ 573	$ 1,360	$ 1,729
Cost of Goods Sold [2]	374	531	1,252	1,616
Gross Margin	35 [4]	42	108 [4]	113
Operation and Maintenance Expenses	12	12	38	42
Depreciation	3	3	9	7
Operating Expense	15	15	47	49
Operating Income	**20**	**27**	**61**	**64**
Energy Services				
Operating Revenue [2]	$ 51	$ 42	$ 136	$ 114
Cost of Goods Sold [2]	39	28	97	73
Gross Margin	12	14	39	41
Operation and Maintenance Expenses	11 [5]	8	27 [5]	22
Depreciation	2	2	5	6
Operating Expense	13	10	32	28
Operating Income	**-1**	**4**	**7**	**13**
Unallocated Overhead Cost	4	4	5	6
Operating Income	**$ 15**	**$ 27**	**$ 63**	**$ 71**

Notes:

(1)   Includes power generation.

(2)   Certain transactions among Pepco Energy Service businesses are not eliminated.

(3)   Retail electric sales decreased due to the continuing expiration of existing contracts in connection with the wind down of the retail supply business.

(4)   Retail Energy Supply gross margin decreased due to the continuing expiration of existing retail electric supply contracts, mark-to-market losses in the retail natural gas supply business and the sale of excess natural gas at lower prices; partially offset by higher generation output from warmer than normal weather.

(5)   Higher operating and maintenance expense in Energy Services due to cost to repair a distribution system pipe leak for its thermal services business.